

July 22, 2013

<u>Via U.S. Mail</u>
Gary Powers
Chief Executive Officer
Tresoro Mining Corp.
1220-666 Burrard Street
Vancouver, BC V6C 2X8
Canada

      Re: Tresoro Mining Corp.
              Form 8-K
              Filed May 31, 2013
              File No. 000-52660

Dear Mr. Powers:

We issued comments to you on the above captioned filing on June 12, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 5, 2013

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact me at (202) 551-3727 if you have any questions.

              Sincerely,

              /s/ Jamie Kessel

              Jamie Kessel
              Staff Accountant
              Office of Beverages, Apparel and
              Mining